VIA EDGAR

November 26, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Liz Packebusch

Re:	Bitech Technologies Corporation
Amendment No. 3 to Registration Statement on Form S-1 Filed October 23, 2024
File No. 333-280668

To Whom It May Concern:

Bitech Technologies Corp. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 6, 2024 regarding the Company’s Amendment No. 3 to its Registration Statement on Form S-1/A filed on October 23, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1

Our common stock is subject to price volatility unrelated to our operations., page 21

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

We have revised the prospectus to disclose the risks related to instances of volatility.

Overview of the Business, page 30

2.	We note your response to prior comment 1, and the revisions made in response to our September 19, 2024 comment 5, and our July 30, 2024 comment 14, regarding the status of various projects for which you claim ownership and control over power capacity.

We understand that you have not completed any project, have not secured any financing to complete any project, have not entered into any contractual arrangements either with third parties to construct facilities, nor with customers to acquire facilities, and have not acquired any site upon which to construct any facilities associated with any project. The disclosure on page 26 also indicates that you do not currently have any specific projects for which proceeds of the offering would be utilized, although there is some indication that you may attempt to finance projects in the future.

Given these conditions, further clarification is necessary to understand your claims of ownership and control over power capacity that does not yet exist, and how you have established a reasonable basis for the project disclosures, including those on pages 2-4, 30-32, and 38, if these are to be retained.

For example, if you are able to show a reasonable basis for these disclosures, describe the characteristics of the projects that you believe distinguish them from ideas, intentions, and plans that are not projects; also the criteria for a project to be within your project pipeline; the phases or stages that represent progress within the pipeline; and the likelihood of completing each project and the manner of making these assessments.

Please identify any projects for which you have established a reasonable expectation of both financing and completion, or clarify if there are none; and submit the underlying documentation and analyses that you have compiled as the basis for any such expectations expressed.

We have revised the prospectus to identify these items and disclosures including but not limited to the description of work product activities performed on the Development Projects. We have not identified a reasonable expectation of financing and completion and hence have not supplied any underlying documentation.

3.	Provide us with the documentation underlying the disclosures that you made in the April 15, 2024 Form 8-K, referring to the acquisition of Emergen Energy LLC, and stating that this represented “a powerful new alliance that is expected to result in rapid growth for a thriving future with the addition of these remarkable development projects,” while expressing the belief that you would be able to secure project financing, and that the projects had a potential valuation of $325 million based on net present values of potential cashflows using industry standard multiples and discount rates.

The Company will submit the documentation responsive to this Comment 3 confidentially.

4.	Please expand your disclsoures under this heading and on pages 2-4, and 38, to describe the specific contractual and other rights that you acquired to develop each of the battery energy storage systems and solar energy projects, as represented in your disclosures on pages 32, 39, F-25, and F-27, and to explain how these rights serve as you have described. Please also identify the counterparties to the contractual arrangements and the specific commitments that have been made, as may pertain to the future customer, access to properties upon which the facilities would be constructed, or provisions of exclusivity and duration with respect to your role.

Tell us how you determined that such contractual and other rights were appropriately ascribed indefinite useful lives, as reported on pages 39 and F-25, and file the associated contracts as exhibits to your registration statement to comply with Item 601(b)(10) of Regulation S-K. With regard to your valuation, please explain to us how you have appropriately considered the guidance in FASB ASC 845-10-30-8 and FASB 845-10-30-3, requiring valuation at the recorded amount when major uncertainties exist about the realizability of the value that would be assigned to an asset received in a nonmonetary transaction, if this is your view.

The Company has modified the disclosure in the registration statement to clarify that the contractual and other rights acquired were the rights to the development stage work product. We have also defined through clarification the various work product in detail that makes up a Development Project.

The Company has ascribed the useful life of the intangible development projects as indefinite because the work product has value for an indefinite amount of time related to the specific project site and will be amortized over the appropriate period once the site is funded and operational, the development project or operational project is sold, or the development project is deemed not to be developed further or sold.

As stated above, we have revised the disclosure to clarify that there are no associated executed contracts that would be required as exhibits to our registration statement to comply with Item 601(b)(10) of Regulation S-K. The clarification defines the work product that goes into becoming a development project and there are no binding contracts executed so as to not create liabilities before there is project financing in place for the specific project.

With regard to our valuation, we have considered the guidance in FASB ASC 845-10-30-8 and FASB 845-10-30-3. The acquisition was negotiated at arms-length with Bridgelink Development/ Mr. Johnson with whom the Company had no prior association or dealings of any kind prior to the acquisition and prior to him becoming an officer and director of the Company. The Bitech common stock was exchanged for 100% of the Emergen Energy LLC ownership which held the Intangible Assets - Development Projects had a fair market value as measured at $0.10 per share based on the closing price on the closing date of the transaction ($22,222,000). In conjunction with this transaction, Emergen Energy, LLC was formed in April 2024 by Bridgelink Development to facilitate this transaction to hold all of the rights to the work product for the BESS and Solar Development projects. The Registrant subsequently executed a sale agreement with milestone contingencies of an estimated capacity of 2,425 megawatts estimated capacity of its solar development projects for an aggregate for $19.4 million (of which $943,500 has been collected to date) and the Company retained 1,640 megawatts of solar development projects. The Company still owns 100% of the 23 development projects of BESS with an estimated capacity of 1,965 megawatts. Details disclosed in the Amendment to the Registration Statement on Form S-1 and notes to the financial statements.

5.	We note that you have disclosures about working capital on pages 34 and 35, explaining how you define working capital and stating that working capital is not defined under GAAP. However, as the term is defined in the FASB Master Glossary, please revise these disclosures to acknowledge the term as defined by the FASB.

The Company has revised the disclosures in the prospectus to acknowledge the term as defined by the FASB.

Management’s Discussion and Analysis

Project Management Services Agreement, page 33

6.	We understand that Mr. Johnson controls Energy Independent Partners LLC, and had controlled Emergen Energy LLC prior to your acquisition, and that in conjunction with the acquistion and entering into the Project Management Services Agreement, you have assumed liabilities “...for prior actions of affiliates of Energy Independent Partners,” with respect to the BESS and Solar Development Projects, amounting to $9,825,000 and $19,200,000, respectively.

Please submit the analysis that you performed in determining that recognizing liabilities for these obligations in conjunction with the acquisition was not required to comply with FASB ASC 805-50-25-1, if this is your view; it should be clear how you evaluated the character of the obligations as payment for costs of prior actions associated with the development projects, as well as the various terms and circumstances under which payment is required.

As noted, Mr. Johnson controls Energy Independent Partners LLC, and had controlled Emergen Energy LLC prior to the acquisition by the Registrant, and that in conjunction with the acquisition we entered into the Project Management Services Agreement which provides that the Registrant will pay pre-determined development fees to Energy Independent Partners, if the Company obtains funds for project specific financing or sells any BESS and Solar Development Projects totaling $9,825,000 and $19,200,000, respectively. This information is included in the notes to the financial statements disclosing the contingent liabilities and in the Amendment to the Registration Statement on Form S-1.

After analysis of the above facts and particularly the contingent nature of the potential future obligation, we determined that recognizing liabilities for these obligations in conjunction with the acquisition was not required under FASB ASC 805-50-25-1. The seller characterized the potential future obligations as the negotiated value of prior actions associated with the development projects whereas we have deemed these amounts to be recognized as potential future obligations related to specific projects if these development projects contingencies are met on a cliff vesting basis. The potential future obligations will then be recognized as an additional intangible assets to be amortized as a part of the accounting for the specific projects and the intangible asset will be evaluated for impairment periodically.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page II-5

7.	Please obtain and file an updated consent from your auditor Fortune CPA, Inc., including reference to the dual dated audit report.

The updated consent is included in the registration statement as Exhibit 23.1.

General

8.	We note your response to prior comment 6 and that your revised disclosure indicates that you intend to list on NASDAQ in connection with the offering contemplated in this prospectus. Please update your prospectus, where appropriate, to disclose that you intend to list on NASDAQ.

The prospectus has been updated accordingly.

9.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

We have updated the cover page of the prospectus and added a risk factor to disclose the risks related to not listing with Nasdaq.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

BITECH TECHNOLOGIES CORP.

By:	/s/ Benjamin Tran
Name:	Benjamin Tran
Title:	Chief Executive Officer